BROADGATE WEST | 9 APPOLD STREET

LONDON EC2A 2AP

WWW.SHEARMAN.COM | T +44.20.7655.5000 | F +44.20.7655.5500

March 19, 2007

BY EDGAR

US Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549 Attention: Jill Davis Branch Chief

AngloGold Ashanti Limited

Form 20-F for the year ended December 31, 2005

File No. 1-14846

Ladies and Gentlemen:

This letter serves as an extension request on behalf of our client AngloGold Ashanti Limited (the “Company”) to respond to comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005 contained in the comment letter of the Staff of the Securities and Exchange Commission dated February 28, 2007.

As Srinivasan Venkatakrishnan, the Company’s Executive Director (Finance), explained in telephone conversations with the Staff on March 8 and 15, 2007, the Company respectfully requests extension of the deadline to respond to the comment letter to close of business on Friday, April 20, 2007. The Company will need to coordinate responses to the two comments, which relate to the two sets of financial statements provided in accordance with Rule 3-09 of Regulation S-X, with three accounting firms: two that audit those financial statements and the auditor to the Company’s consolidated financial statements. Furthermore, many key personnel who would provide input to the response will be unavailable during the first two weeks in April due to their attendance at the Industry Group Meetings in Washington, DC and the Easter holidays that follow the meeting. Accordingly, the Company believes that it will not be in a position to fully respond to the letter prior to April 20, 2007.

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK

MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

WE OPERATE IN THE UK AS SHEARMAN & STERLING (LONDON) LLP, A LIMITED LIABILITY PARTNERSHIP ORGANISED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS. SHEARMAN & STERLING (LONDON) LLP IS REGULATED BY THE LAW SOCIETY. A LIST OF ALL PARTNERS’ NAMES, WHICH INCLUDES SOLICITORS AND REGISTERED FOREIGN LAWYERS, IS OPEN FOR INSPECTION AT THE ABOVE ADDRESS. EACH PARTNER OF SHEARMAN & STERLING (LONDON) LLP IS ALSO A PARTNER OF SHEARMAN & STERLING LLP WHICH HAS OFFICES IN THE OTHER CITIES NOTED ABOVE.

If you have any questions please feel free to contact me at +44 20 7655 5097 or rprice@shearman.com, Mr. Venkatakrishnan at +27 11 637 6766, or Mr. Adrian Macartney or Mr. Alan Millings of Ernst & Young at +27 11 772 3052 and +44 20 7951 0469, respectively.

On behalf of the Company, we would like to thank you for your consideration of this request. We look forward to your response.

Sincerely yours,

/s/ Richard J.B. Price
Richard J. B. Price

cc:	Mr. Srinivasan Venkatakrishnan
AngloGold Ashanti Limited
Mr. Adrian Macartney
Mr. Alan Millings
Ernst & Young